SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of
Cinergy Corp., et al.
File No.  70-9011
(Public Utility Holding Company
Act of 1935, as amended (the
"Act"))
CERTIFICATE
OF
NOTIFICATION
     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under the Act and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848):/1/
       1. At March 31, 1998 Cinergy's "aggregate investment" and "consolidated retained earnings" (both as used in rule 53(a) under the Act) were approximately $546 million and $977 million, respectively.

       2. Cinergy's aggregate investment at March 31, 1998 equated to approximately 9.00% of Cinergy's total capitalization, approximately 8.96% of Cinergy's net utility plant, approximately 6.07% of total consolidated assets, and approximately 9.39% of Cinergy's market capitalization (each at March 31, 1998).

       3. At March 31, 1998 Cinergy consolidated debt/2/ comprised approximately 42.4% of total capitalization and consolidated common equity comprised approximately 57.6% of total capitalization.

       4.        At March 31, 1998 Cinergy's market-to-book ratio was
     226%.

       Filed herewith as Exhibit A, pursuant to a request for confidential treatment under rule 104(b) under the Act, is certain information concerning growth in retained earnings, net income and revenues of Cinergy's Exempt Entities.

S I G N A T U R E

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 28, 1998
                                          CINERGY CORP.


                                          By: /s/ David L. Wozny
                                                  Assistant Comptroller

ENDNOTES

/1/ Any capitalized terms used but not defined herein have the respective meanings assigned thereto in HCAR No. 26848.

/2/ For these purposes, "consolidated debt" consists of all cumulative preferred stock, long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of Exempt Entities to the extent normally consolidated under applicable financial reporting rules.